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SEC FILE NUMBER

SEC Mail Processing

FEB 26 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Swartwood, Hesse Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

733 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marie Katz	(917)733-6503	mkatz@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liebman, Goldberg & Hymowitz, LLC
(Name – if individual, state last, first, and middle name)

595 Stewart Avenue - Suite 420	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

11/25/2003	473
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Swartwood, Hesse Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TRINITY NEWELL
Notary Public - State of Florida
Commission # HH 408174
My Comm. Expires Jun 7, 2027

Signature: ______________________

Title: Managing Director

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Swartwood, Hesse Inc.

(A Wholly-Owned Subsidiary of SH BD Holdings LLC)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Swartwood, Hesse Inc.
December 31, 2023

Table of Contents

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Swartwood Hesse, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Swartwood Hesse, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Swartwood Hesse, Inc.'s management. Our responsibility is to express an opinion on Swartwood Hesse, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Swartwood Hesse, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

We have served as Swartwood Hesse, Inc.'s auditor since 1997.

Garden City, NY

February 22, 2024

Swartwood, Hesse Inc.
Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	14,108
Commissions receivable		774
Prepaid expenses		2,382
Total Assets	**$**	**17,264**
Liabilities and Members' Equity		
Accounts payable and other accrued expenses	$	2,555
Total Liabilities		**2,555**
Stockholders' Equity		
Common stock - $.01 par value; voting;		
100,000 shares authorized; 43,624 shares issued and outstanding		436
Additional paid-in capital		1,076,033
Accumulated deficit		(1,061,760)
Total Stockholders' Equity		**14,709**
Total Liabilities and Stockholders' Equity	**$**	**17,264**

The accompanying notes are an integral part of this financial statement.

Swartwood, Hesse Inc.
Notes to Financial Statement
For the Year Ended December 31, 2023

1. Organization

Swartwood, Hesse Inc. ("Company") was incorporated in the State of New York on January 1, 1981. The Company is engaged in securities trading and investment banking.

The Company is (i) a broker dealer registered with the Securities and Exchange Commission ("SEC"); (ii) a member of the Financial Industry Regulatory Authority ("FINRA"); and (iii) a member of the Securities Investor Protection Corporation ("SIPC").

On or about January 12, 2016, HCFP LLC purchased 24.9% of the common stock of the Company. On June 26, 2018, HCFP LLC purchased the remaining 75.1% of the shares of the Company and then transferred all outstanding shares of the Company to its indirect wholly-owned subsidiary SH BD Holdings LLC (the "Parent"), who became the sole stockholder of the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocated the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

2. Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

The Company derives commission revenue from 12b-1 fees. The Company generates trailing commission revenue based on a percentage of the current market value of holdings in trail-eligible assets, and is recognized over the period during which services, such as support are performed. As trailing commission revenue is based on the market value of investment holdings, this variable consideration is constrained until the market value is determinable. The contractual rate is applied to either the monthly or quarterly value of the holdings. Revenue is accrued on a monthly basis as services are provided. For the year ended December 31, 2023, total commission revenue was $7,797.

Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure the value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

The table below shows the Company's fair value hierarchy at December 31, 2023:

	Level 1
Cash	$14,108

The Company does not have any other financial assets or liabilities that are measured at fair value.

3. Related-Party Transactions

The Company entered into an expense sharing agreement with the Parent on July 1, 2018, to provide services including but not limited to office, insurance, and technology. For the year ended December 31, 2023, the Parent incurred expenses of $42,401 on behalf of the Company, of which $41,929 were accepted as non-cash capital contributions in lieu of cash payment. Such expenses are included in consulting, rent and telephone and internet in the statement of operations.

4. Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740, Income Taxes ("ASC 740"). Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2023, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The years open for tax examination are 2020 and subsequent.

5. Exemption from Rule 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 as it does not maintain customer's accounts and operates on a fully disclosed basis.

6. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2023, the Company had net capital of $11,553 which was $6,553 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1.

7. Commitments and Contingencies

As of December 31, 2023, the Company had no commitments or contingencies that required disclosure.

8. Subsequent Events

In preparing the financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2024, the date the financial statement was available to be issued. On February 1, 2024, the Company filed a Form BDW for a full withdrawal, terminating its registration with the SEC, FINRA, and all other self-regulatory organizations and jurisdictions.